07024921

SurfControl®

June 22, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-BearStearns IntTrad Rule 8.3 – SurfControl plc, dated June 18, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated June 21, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated June 21, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated June 21, 2007
- REG-SurfControl PLC Holding(s) in Company, dated June 21, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated June 21, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated June 22, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Enclosures

Financial Announcements

REG-BearStearns IntTrad Rule 8.3 - Surfcontrol plc

RNS Number:5290Y
Bear Stearns Intl. Trading Ltd
18 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Bear Stearns International Trading Limited
Company dealt in	Surf Control Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	15/06/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	374,526	1.302%	1,648	0.006%
(2) Derivatives (other than options)			374,526	1.302%
(3) Options and agreements to purchase/sell				
Total	374,526	1.302%	376,174	1.308%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of Securities	Currency	Price (Note 5)
B	10,000	USD	1310.60

(b) Derivatives transactions (other than options)

Product name, e.g. CFD CFD	Long/short (Note 6)	Number of securities (Note 7)	Currency	Price per unit (Note 5)
CFD	Long	10,000	GBP	662.73

c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18/06/2007
Contact name	Sarah Clark
Telephone number	020 7516 6602

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFVLFFDQBLBBF

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:7628Y
Surfcontrol PLC
21 June 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 20 June 2007, it had the following securities in issue:

- 28,763,881 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 21 June, 2007

END
RTTKGGZVRMDGNZG

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol PLC

RNS Number:7647Y
Hermes Investment Management
21 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares 10p
Date of dealing	20 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,087,505	3.781		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,087,505	3.781		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,200	6.62

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 June 07
Contact name	Valerie Davidson
Telephone number	020 7680 2177

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7805Y
UBS AG (EPT)
21 June 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Taylor Woodrow Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	25p ordinary
Date of dealing	20 JUNE 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
735,354	4.411 GBP	4.04 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
302,633	4.11 GBP	4.04 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	586,927	4.0575 GBP
CFD	LONG	586,927	4.0575
CFD	LONG	586,927	4.0475
CFD	LONG	590,792	4.0525

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	21 JUNE 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	Taylor Woodrow PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDLIUDGGRB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7686Y
Surfcontrol PLC
21 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information.

4. Full name of shareholder(s) (if different from 3.) (iv): N/A

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): 19 June 2007

6. Date on which issuer notified: 20 June 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	1,167,705	1,167,705
Ord GBP 10		
0290179		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790	580,559	580,559	512,146	2.019%	1.78%

Ord GBP 10

0290179

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,092,705	3.799%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Investment Management Limited (voting rights held in this issuer: 3.799%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder: See Comment in Section 13.

11. Number of voting rights proxy holder will cease to hold: See Comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights: See Comment in Section 13.

13. Additional information:

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a)and disclosed pursuant to DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name: Valerie Davidson / Margaret Moss

15. Contact telephone number: 020 7680 2177 / 020 7680 2125

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and Hermes Pensions Management Limited

Contact address (registered office for legal entities):

Lloyds Chambers,
1 Portsoken Street,
London E1 8HZ

Phone number: 020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation as indirect holders of voting rights for the purpose of DTR 5.2.1(a) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Investment Management Limited as agent for BT Pension Scheme Trustees Limited

Contact address:

Lloyds Chambers,
1 Portsoken Street,
London E1 8HZ

Phone number: 020 7680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of BT Pension Scheme Trustees Limited

C: Additional information:

Please contact Margaret Moss or Valerie Davidson on the above number for further information.

Copy sent to Company Secretary of SurfControl, fax no: 01260 296201

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	20 JUNE 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8,600	6.6249 GBP	6.62 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,400	6.635 GBP	6.63 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 3)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	21 JUNE 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol PLC

RNS Number:8519Y
Hermes Investment Management
22 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares 10p
Date of dealing	21 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,086,752	3.779		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,086,752	3.779		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	753	6.665

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 June 07
Contact name	MIKE FALLON
Telephone number	020 7680 2160

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUSRRBNRNUAR

END